Greenflag Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

1.

Date

3

2.

  Overview

3

3.

  Selected Annual Information

6

3.1

  Selected Quarterly Information

6

4.

  Results of Operations

6

5.

  Liquidity

7

6.

  Capital Resources

7

7.

  Off-Balance Sheet Arrangements

8

8.

  Related Party Transactions

8

9.

Proposed Transactions

9

10.

Critical Accounting Estimates

9

11.

Change in Accounting Policies

9

12.

Financial Instruments

10

13.

Other MD&A Requirements

10

14.

Additional Disclosure for Venture Issuers Without Significant Revenue

10

15.

Disclosure of Outstanding Share Data

10

16.

Risk Factors

11

17.

Disclosure of Internal Controls

13

18.

Directors and Officers

13

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

1.

   Date

This Management’s Discussion and Analysis (“MD&A”) is dated November 13, 2015 unless otherwise indicated and should be read in conjunction with the unaudited condensed interim financial statements of Greenflag Ventures Inc. (“Greenflag”, “the Company”, “we”, “our” or “us”) for the six months ended September 30, 2015, and the related notes thereto. These audited financial statements, including comparatives, have been prepared using accounting policies consistent with International Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Driven common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

2.

  Overview

Greenflag, formerly a Capital Pool Company, is a Tier 2 Mining Issuer listed and trading on the TSX Venture Exchange under the ticker symbol GFV, which is engaged in the acquisition and exploration of precious-metal mineral properties.  The Company was incorporated on November 25, 2009, under the Business Corporations Act (British Columbia) under the name Driven Capital Corp. The authorized share capital of the Company consists of an unlimited number of voting common shares, without nominal or par value and an unlimited number of non-voting common shares, without nominal or par value.

In July 2015, the Company issued 20,654,000 common shares and completed a reverse merger with American First Financial Inc. (“American First”), a private British Columbia company, pursuant to a reorganization agreement dated July 27, 2015 whereby American First acquired 60% of the issued and outstanding common shares of the Company in exchange for 100% of the issued and outstanding common shares of American First.

Prior to the reverse merger, American First completed a reorganization with WTTJ, Corp, a corporation incorporated under the laws of the State of Michigan (“WTTJ”) pursuant to a reorganization agreement

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

dated July 1, 2015 whereby WTTJ acquired 100% of the issued and outstanding common shares of American First in exchange for 82% of the issued and outstanding common shares of WTTJ.

2.1

Blackwater East Project – Nechako Plateau, BC (Qualifying Transaction)

On December 14, 2010, the Company, as its proposed Qualifying Transaction, entered into an option agreement with Ansell Capital Corp. (“Ansell”) to acquire up to a 100% interest in the Kuyakuz Mountain Property, which is comprised of 15 contiguous mineral claims totaling approximately 6,434 hectares located on the Nechako Plateau of the Omineca Mining Division and approximately 125 kilometres southwest of the municipality of Vanderhoof, British Columbia (“Blackwater East”). Pursuant to the option agreement, the Company has the sole and exclusive option to acquire an undivided 70% interest in and to Blackwater East by meeting the following commitments:

The Company has a further option to acquire the remaining 30% undivided interest in Blackwater East (for an aggregate interest of 100%) by issuing to Ansell an additional 220,000 shares of the Company on or before June 7, 2015. The interest being acquired is subject to a 2% net smelter returns royalty (“NSR”) payable to Ansell, which may be purchased by the Company for $1,000,000. The TSX Venture Exchange gave final acceptance to the acquisition as the Company’s Qualifying Transaction on March 30, 2011.

In addition, in 2011, Greenflag entered into a mineral claim purchase agreement with prospector Michael Don Till to acquire four additional mineral claims, contiguous to and within the existing Blackwater East claims, by paying $4,000 (paid) and issuing 30,000 common shares (issued).  Greenflag also acquired, for the cost of staking, an additional four claims, expanding Blackwater East to 23 contiguous mineral claims totaling approximately 8,472 hectares in area.

During the previous quarter, Greenflag announced that it applied for a drill permit at Blackwater East. Greenflag’s Multi-Year Area-Based permit application proposed a total of 2,000 metres of diamond drilling producing NQ sized core in approximately 13 drill holes. Drilling would be confined within the prospective south-southeast areas of the property, which were already gridded the previous season for an IP geophysical survey. The permit area covers a regional magnetic anomaly that coincides with in-soil geochemical anomalies identified during the 2011 field season, featuring elevated levels of silver, copper, lead and zinc as well as scattered high gold values up to 530 ppb gold. Follow-up prospecting over the coincident anomalies revealed some extensive areas of moderate alteration with some included zones of silicification. The Company also announced that Walcott & Associates had commenced the geophysical

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

work, which included both a ground IP and magnetic survey. The field component of this program has been completed.

On August 9, 2012, Greenflag announced that the BC Ministry of Energy & Mines had awarded the Multi-Year Area-Based permit for the proposed 2,000 metres of drilling within the prospective south-southeastern areas of the Blackwater East project.

On September 13, 2012, the Company announced that it had received preliminary results from the geophysical program conducted during the summer at the Blackwater East project.  Thirty line kilometres of ground induced-polarization (IP) and magnetic surveying was completed over the southeastern portion of the property.  This area had been identified as prospective from previously completed soil geochemical surveying and prospecting which was integrated with public domain regional geological mapping and airborne magnetics.  Several well-defined IP anomalies trend northerly and northwesterly and occur adjacent to a major regional lineament believed to be a fault structure.  The main north-south anomaly, which has been traced for over 1,800 metres, appears to be located near the western boundary of a felsic volcanic sequence which shows variable sericitic alteration along with local zones of phyllic (quartz-sericite-pyrite) alteration.  Additionally, this area is underlain by a deep magnetic feature approximately 2 kilometres in diameter, which may represent a buried intrusive.  Such an intrusive could represent the source of the alteration fluids and anomalous zinc, lead, silver, gold and copper values identified by the Company’s soil sampling in 2011.  The coincidence of anomalous metals in soils, major fault structures, felsic volcanic host rocks, IP chargeability zones possibly indicative of sulphides, and low resistivity zones possibly indicative of clay alteration all located adjacent to an interpreted intrusive body are considered indications of the possible occurrence of intrusive-related gold and/or base metal mineralization.

On April 4, 2013 the Company issued 40,000 shares valued at $2,000 to Ansell as per the option agreement.  On May 6, 2013 the Company paid Ansell $5,000 as per the amended option agreement. On June 7, 2013 the Company paid Ansell an additional $70,000 to complete the cash payment portion of the option agreement. On June 11, 2013 the Company issued 220,000 shares valued at $11,000 to Ansell as per the option agreement.

During the year ended March 31, 2015, the Company abandoned the property and wrote-off $639,254 to operations.

2.2

Share Capital

Subsequent to September 30, 2015, the Company completed a private placement and issued 10 million shares for gross proceeds of $500,000.

2.3

Stock Options

No stock options were issued during the six months ended September 30, 2015.

As of April 2, 2013 all outstanding stock options were waived or cancelled. At September 30, 2015 and to date, there were no stock options outstanding.

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

3

  Selected Quarterly Information

The quarterly results have been restated to reflect accounting policies consistent with IFRS. A summary of selected information for each of the quarters presented below is as follows:

Three months ended	Total assets ($)	Working Capital ($)	Net Loss ($)	Basic and Diluted Loss Per Share ($)
December 31, 2013	684,923	(161,421)	(13,555)	(0.00)
March 31, 2014	671,292	(178,432)	(18,260)	(0.02)
June 30, 2014	661,105	(102,318)	(23,886)	0.00
September 30, 2014	652,112	(261,847)	(159,529)	(0.01)
December 31, 2014	652,212	(335,537)	(83,690)	(0.01)
March 31, 2015	4,898	(345,722)	(656,186)	(0.07)
June 30, 2015	4,822	(346,723)	(1,001)	(0.00)
September 30, 2015	4,771	(578,425)	(1,264,402)	(0.05)

The audited financial statements for the six months ended September 30, 2015 have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

4.

  Results of Operations

Results for the three months ended September 30, 2015 and 2014

(a)

Income/Loss for the period

Net loss for the three months ended September 30, 2015 was $1,264,402, compared to a net loss of $159,529 for the same period of the previous fiscal year.  The net loss is due to ongoing care and maintenance of the Company in the current year.  The increase in net loss is attributable to costs incurred with lisitng and reactivating the company on the OTC markets in the US.  The major expense in the period was the cost of issuance of the 20,654,000 common shares discussed above.

5.

  Liquidity

At September 30, 2015, the Company had negative working capital of $578,425 of which $161 was cash and equivalents. The Company manages its capital structure and makes adjustments to it, based on available funds to the Company.

As of the date of this report, the Company has no outstanding commitments other than maintenance of its property option agreements (which are entirely at the discretion of the Company) and the agreement noted in the Related Party Transactions section. The Company has not pledged any of its assets as

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

security for loans, or otherwise and is not subject to any debt covenants. The Company has sufficient working capital at this time to meet its ongoing financial obligations.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury will allow it to fund mineral exploration efforts. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly. There can be no assurances that the Company will be successful in equity funding in the future.

6.

  Capital Resources

The following financings have been completed by the Company:

Date	Gross Proceeds	Type of Transaction
November 30, 2009	$100,000	Private Placement
August 6, 2010	$200,000	Initial Public Offering
March 30, 2011	$823,500	Private Placement
July 29, 2011	$525,000	Private Placement
December 23, 2011	$619,000	Private Placement
January 31, 2012	$568,000	Private Placement
July 27, 2012	$405,600	Private Placement
August 7, 2012	$43,020	Private Placement
June 7, 2013	$85,000	Private Placement
June 27, 2014	$106,747	Private Placement
October 2015	$500,000	Private Placement

The authorized share capital of the Company consists of an unlimited number of voting common shares without nominal or par value and an unlimited number of non-voting common shares without nominal or par value. As at September 30, 2015, the Company’s share capital was $4,178,154 representing 33,909,269 voting common shares.

The initial 2,000,000 seed common shares were placed in escrow and will be released from escrow on a time basis, as to 10% upon the completion of a QT and an additional 15% every six months thereafter over a period of three years.  100% of the escrow shares have been released.

The Company has established a stock option plan for its directors, officers, and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company at any one time. During the year ended March 31, 2015, no options were issued to consultants of the Company. As of the date of this report, zero options are outstanding and there were 13,255,269 common shares issued and outstanding and 14,048,239 common shares outstanding on a diluted basis.

7.

  Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

8.

  Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	Sept. 30, 2015	Mar. 31, 2015
Companies controlled by directors of the Company	$ 273,525	$ 123,525

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company recorded management fees to a company controlled by a director of the Company in the amount of $150,000 for the six months ended September 30, 2015.

The Company did not incur any related party transactions during the six months ended September 30, 2014.

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

9.

Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary cause, before the board of directors’ consideration.  Please see Section 2 Overview above for more details.

10.

Critical Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•  the inputs used in measurement for warrants

•  the inputs used in measurement for share based payments expense

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

• the $nil provision for income taxes which is included in the unaudited condensed interim statements of comprehensive loss and recognition of deferred income tax assets and liabilities included in the year-end audited statement of financial position at March 31, 2015.

11.

Change in Accounting Policies

Recent accounting pronouncements

The following standards, amendments, and interpretations have been adopted by the Company as of April 1, 2014. There was no impact on the financial statements as a result of the adoption of these standards, amendments, and interpretations:

a)

IFRS 8 Operating Segments;

b)

IAS 32 Financial Instruments; Presentation;

c)

IAS 36 Impairment of Assets; and

d)

IFRIC 21 Levies.

12.

Financial Instruments

The Company's financial instruments, consisting of cash and cash equivalents of $161, approximate fair values due to the relatively short term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

As at September 30, 2015, the Company had negative working capital of $578,425. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with loans from directors and companies controlled by directors and or private placement of common shares.

For more information see Note 11 of the notes to the condensed interim financial statements.

13.

Other MD&A Requirements

None.

14.

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

Capitalized or expensed exploration and development costs; The required disclosure is presented in the accompanying unaudited condensed interim financial statements for the period ended September 30, 2015.

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

(b)

Expensed research and development costs; not applicable.

(c)

Deferred development costs; Not applicable.

(d)

General and administration expenses; The required disclosure is presented in the statements of comprehensive (income) loss.

(e)

Any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

The required disclosure is presented in the statements of comprehensive (income) loss.

15.

Disclosure of Outstanding Share Data

	Expiry Date	Exercise Price	Number	Total
Common shares (voting)				43,909,269
Stock options				-
Agent warrants	July 27, 2017	2.40	38,100
	August 7, 2017	2.40	7,170	45,270
Share purchase warrants	July 27, 2018	3.00	676,000
	August 7, 2018	3.00	71,700	747,700

16.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the White River, Blackwater East or Lyn Projects and any other properties the Company may acquire or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration of the Blackwater East, Lyn and White River Projects, and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and the results of consultants’ analyses and recommendations. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the Company’s projects and any other properties the Company may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out further exploration and development.

Additional Funding Requirements

Further exploration of the Company’s projects will require additional capital. The Company currently does not have sufficient funds to meet its exploration objectives. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Environmental Matters

All of the Company’s mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

Conflicts of Interest

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

The Company’s directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Lack of Revenues; History of Operating Losses

The Company has incurred net losses and negative cash flow from its operations since incorporation in November of 2009. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business may be materially adversely affected.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

17.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the audited year-end financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited year-end financial statements, and (ii) the audited year-end  financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or

Greenflag Ventures Inc.

Management’s Discussion and Analysis

For the Six Months Ended September 30, 2015

Discussion dated: November 13, 2015

submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

18.

Directors and Officers

Richard DiBiase

Director, CEO and President

Terry Johnson

Director and CFO

Neal Johnson

Director

Michael Johnson

Director

13